Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 29, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1174
            European Small-Cap Capital Strength Portfolio, Series 1
                       File Nos. 333-194800 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1174, filed on April 25, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the European Small-Cap Capital Strength Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. Please include a sentence stating that the Trust will define European companies as those that are included in the Russell Developed Europe Index.

      Response: The language has been revised in response to your comment.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren